Mail Stop 0306

      June 14, 2005

VIA U.S. MAIL and FACSIMILE (714) 649-5102


Christine G. Ocampo
Cardiogenesis Corporation
26632 Towne Center Drive
Suite 320
Foothill Ranch, California  92610

	RE:	Cardiogenesis Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Forms 10-Q for the quarter ended March 31, 2005
		File No. 000-28288

Dear Ms. Ocampo:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 27

Results of Operations, page 28
1. We see that research and development expenses in both 2004 and 2003 were reduced by reversals of "amounts recorded in prior years for estimated clinical trial obligations subsequently determined not to be needed." In a supplemental response, tell us more about how you account for clinical trial obligations. Provide a full explanation of your underlying polices and practices and clarify the bases in GAAP. Tell us when the accruals were originally provided and explain why they were appropriate when recorded. Also describe the factors leading you to conclude that the provisions were no longer necessary and explain why the timing of the reversals is appropriate. In future filings please make accounting policy disclosure for this matter, including disclosure about the nature and extent of estimates and uncertainties underlying the accounting.

Liquidity and Capital Resources, page 31
2. We refer to the contractual obligations table on page 33. In future filings please present the convertible note obligation in its gross amount. As appropriate, the disclosure should also present explanation about the restricted cash to the extent important to an understanding of the arrangement and your obligations thereunder. Also apply this comment to the table of future principal obligations presented in Note 7.
Consolidated Financial Statements

Consolidated Balance Sheets, page 44
3. Please expand the footnotes to future filings to clarify the nature of and basis for the item titled "other long-term liability."
Alternatively, provide a more specific caption title. Also tell us about this item supplementally.

Consolidated Statements of Operations and Comprehensive Loss, page
45

4. In future filings provide a more specific description of the item labeled "other non-cash expense" totaling $290,000 for 2004. Also tell us about this item in your response.


Consolidated Statements of Shareholders` Equity, page 46
5. In future filings please present footnote disclosure describing the nature of and reasons for the $341,000 reclassification of stock purchase warrants from equity to long-term liabilities. Also address this matter in your response.
Note 2. Summary of Significant Accounting Policies, page 48 Revenue Recognition, page 50
6. We see that you loan laser devices to hospitals in transactions where hospitals agree to purchase a minimum number of handpieces at a premium over the list price. We note that you normally amortize the premium over the twenty-four month useful life assigned to the lasers. Tell us more about this accounting and support that your methods are appropriate in GAAP. In connection with that response, clarify the following:
a) With respect to the lasers, tell us whether lease accounting is applicable. In substance, are these leasing arrangements? If so, how does your accounting conform to the requirements of leasing GAAP, including SFAS 13?
b) Describe the basis for concluding that the lasers have a twenty-four month useful life. Do customers who purchase laser devices need to replace those units every two years?
c) Further clarify how you record and relieve deferred revenues, including timing. Are the minimum hand pieces shipped at the inception of the arrangement? If not, how do you apply the twenty-four month useful life assumption? For instance, if a handpiece is shipped six months after inception of an arrangement, is the premium amortized over twenty-four months or over the remaining eighteen month useful life of the laser?
d) Tell us how you determined the amount of consideration to be assigned to the handpieces and the loaned lasers. Why it is appropriate to assign only the premium over the list price to revenue from the loaned laser?
e) Tell us and disclose in future filings how you account for loaned lasers that are converted to outright sales during the loan period.

Warranties, page 51
7. Unless insignificant, expand future filings to present the quantitative disclosures about warranties required by paragraph 14 of
FIN 45.


Note 7.  Long-term Liabilities, page 55

8. In future filings please present a numerical reconciliation between the principal amount of the note and the carrying amount of the indebtedness on your balance sheet. Here, or in MD&A, please also present some disclosure about the nature of an embedded derivative, including reasonably specific disclosure about why you believe each of the identified items is a derivative as defined in SFAS 133.

9. We see the significant impact of the embedded derivatives on your operating results. The valuation of derivatives can be complex and entail significant subjective judgment. Please expand MD&A to describe the nature and extent of uncertainties with respect to these valuations, including discussion about why you believe you have selected appropriate models and assumptions. Clarify why you believe the assigned fair values are appropriate. Given the nature of these estimates, it appears that critical accounting policy may be necessary.
10. In a supplemental response, tell us why each of the six bulleted items is a derivative that should be bifurcated and accounted for separately under SFAS 133. With respect to each item, explain your consideration of paragraph 6 of the Standard. Please also specifically identify how you valued each of the bulleted items.

Form 10-Q for the quarter ended March 31, 2005

Condensed Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 3

11. We note that you recorded a gain on debt extinguishment of $307,000 during the three months ended Mach 31, 2005. The notes to future interim financial statements should present disclosure about nature and derivation of significant gains and losses included in income for the period. Please also tell us about this gain supplementally. Show us that your accounting is appropriate.

Notes to Unaudited Condensed Consolidated Financial Statements,
page
4

12. We see that Laurus converted a portion of the outstanding notes to equity in the first quarter. The notes the future interim financial statements should present disclosure about significant stock issues or other significant changes equity or indebtedness during the period.



*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-
3664
or me at (202) 551-3605 if you have any questions. In this regard, do not hesitate to contact Brian Cascio at (202) 551-3676.

							Sincerely,



							Gary Todd
							Reviewing Accountant


??

??

??

??

Ms. Ocampo
Cardiogenesis Corporation
June 14, 2005
Page 1